Mail Stop 3561

May 21, 2009

Ms. Martha Kretzmer
Principal Financial Officer
P.O. Box 10539
Beverly Hills, California 90213

      Re: Jilco Industries, Inc.
               Form 10-K for the year ended July 31, 2008
               Filed October 31, 2008
               File No. 000-06649

Dear Ms. Kretzmer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended July 31, 2008

Statement of Stockholders' Equity

1. Please revise future filings to disclose in a separate statement or a note, all individually material changes in the components of equity (dollar amounts and number of securities). See Rule 3-04 of Regulation SX.

Forms 10-Q for the quarters ended October 31, 2008, December 31, 2008 and March 31, 2008

2. Please file the Forms 10-Q for the quarters ended October 31, 2008, January 31, 2009 and April 30, 2009 as required by Rule13A-13 of Regulation 13A. Also, please note that under Release No. 33-8876: *Smaller Reporting Company Regulatory Relief and Simplification Contents*, SB Forms associated with Regulation S-B have been eliminated. Currently, registrants meeting the definition of a Smaller Reporting Company ("SRC") should follow the filing guidelines under Article 8 of Regulation S-X and specifically, Rule 8-03 of Regulation S-X with respect to interim financial statements. Additionally, please consider whether you are eligible to terminate your registration under the Securities Exchange Act of 1934. If you are eligible to terminate your registration, you would do so by filing a Form 15 with the Commission. While the filing of a Form 15 may cease your on-going requirement to file periodic and current reports, it would not remove the obligation to file all reports required under Section 13(a) of the Securities Exchange Act of 1934 that were due on or before the date you filed the Form 15.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief